                         SELECTED US GAAP FINANCIAL DATA

     RECONCILIATION OF NET INCOME (LOSS)

The following US GAAP reconciliation of net loss has been calculated after excluding the following items:

- The company's equity interest in the net earnings (losses) of Veolia Environnement (VE) (including VE impairment charges). The company does not currently have the information from VE necessary to reconcile the portion of the company's net loss that is attributable to VE. Once such information is available, the company will publish a US GAAP reconciliation of its net earnings (loss) that takes account of the company's equity interest in the net earnings (loss) of VE. In the first half of 2002 and 2003 the company's equity interest in the net earnings (loss) of VE, as determined under French GAAP, was E111 million and E(179) million. Readers should be aware that the US GAAP reconciliation of the company's net earnings (loss) after taking account of VE may be materially different and those differences may not be proportionate to the portion of the company's net earnings (loss) that is attributable to VE as determined under French GAAP.

- The mark-to-market effect of the put and call arrangement relating to the Class B preferred interests issued by VUE. Determination of amounts related to this effect has not yet been finalized. Once these amounts have been finalized, the company will publish a US GAAP reconciliation of its net earnings (loss) that takes account of this effect. Readers should be aware that the US GAAP reconciliation of the company's net earnings (loss) after taking account of this effect may be materially different.

                                                                             Half-year ended June 30,
                                                                              2003           2002
                                                                             -------      ---------
                                                                              (In millions of euros)
French GAAP net loss as reported in the Consolidated Statement
 of Income                                                                   E (632)      E (12 306)
Equity loss of Veolia Environnement                                             179            (111)
    Adjustments to conform to US GAAP
        Business combination and goodwill                          (1)          303             299
        Goodwill impairment charge                                                -            (500)
        Impairment of long-lived assets                                         (12)            (12)
        Intangible assets                                          (2)           (3)             (8)
        Financial instruments                                      (3)          151             903
        Disposal of investment in BSkyB                                           -          (2 025)
        Employee benefit plans                                                  (13)             (2)
        Other                                                                    41              14
    Tax effect on adjustments                                                   (23)            735
                                                                             ------       ---------
US GAAP net income (loss) before cumulative effect of change
     in accounting principle                                                 E   (9)      E (13 013)
                                                                             ------       ---------
    Cumulative effect of change in accounting principle, after tax (4)            -         (15 540)
                                                                             ------       ---------
US GAAP net income (loss)                                                    E   (9)      E (28 553)
                                                                             ======       =========

     (1) Amortization of goodwill in French GAAP is reversed, since goodwill is no longer amortized under US GAAP.

     (2)  Different basis of trademark amortization recognized in US GAAP.

     (3) In 2003, FAS 133 reconciliation items E76 million; financial instruments related to treasury shares E42 million. In 2002, reversal of accruals for and recognition of losses under French GAAP related to put and call options on treasury shares of E888 million; reversal of reserves related to available for sale assets recognized in profit and loss under French GAAP of E173 million (Dupont); reversal of mark-to maket of sold marketable securities (E239) million.

     (4) In 2002, adoption of FAS 142 impairment. This impairment was effectively recorded under French GAAP in 2001.

                                                    Unaudited, French GAAP Basis

     RECONCILIATION OF OTHER SELECTED FINANCIAL DATA TO US GAAP

     -    OPERATING INCOME

                                                         -----------------------
                                                         Half-year ended June 30,
                                                          2003            2002
                                                         -------         -------
                                                          (In millions of euros)
Operating income - French GAAP                           E 1 677         E 2 290
  Adjustments to conform to US GAAP
    Elimination of proportionate companies                     -            (245)
    Real estate defeased properties                           22              22
    Employee benefit plans                                   (13)             (4)
    Other                                                     31             (11)
                                                         -------         -------
Operating income - US GAAP                               E 1 717         E 2 052
                                                         =======         =======

     -    FINANCING EXPENSES

                                                         -----------------------
                                                         Half-year ended June 30,
                                                          2003            2002
                                                         -------         -------
                                                          (In millions of euros)
Financing expenses - French GAAP                         E  (377)        E  (674)
  Adjustments to conform to US GAAP
    Elimination of proportionate companies                     -              68
    Real estate defeased properties                          (35)            (35)
    Other                                                     58              (8)
                                                         -------         -------
Financing expenses - US GAAP                             E  (354)        E  (649)
                                                         =======         =======

     -    FINANCIAL NET DEBT

                                                         ---------------------------------------------------------------------
                                                                     Bank overdrafts                 Cash and        Total
                                                         Long-term   and other short                   cash      financial net
As at June 30, 2003                                        debt      term borrowings   Gross debt   equivalents      debt
                                                         ---------   ---------------   ----------   -----------  -------------
                                                                           (In millions of euros)
Total financial net debt - French GAAP                   E  8 512       E 8 334         E 16 846    E (3 151)      E 13 695
  Adjustments to conform to US GAAP
    VUE Preferred shares class A&B                         (2 235)            -           (2 235)          -         (2 235)
    Real estate defeased properties                           828             -              828           -            828
    Other                                                     (13)          433              420           2            422
                                                         --------       -------         --------    --------       --------
Total financial net debt - US GAAP                       E  7 092       E 8 767         E 15 859    E (3 149)      E 12 710
                                                         ========       =======         ========    ========       ========

                                                         ---------------------------------------------------------------------
                                                                     Bank overdrafts                 Cash and        Total
                                                         Long-term   and other short                   cash      financial net
As at December 31, 2002                                    debt      term borrowings   Gross debt   equivalents      debt
                                                         ---------   ---------------   ----------   -----------  -------------
                                                                                (In millions of euros)
Total financial net debt - French GAAP                   E 10 455       E  9 177        E 19 632     E (7 295)     E 12 337
  Adjustments to conform to US GAAP
    VUE Preferred shares class A&B                         (2 506)             -          (2 506)           -        (2 506)
    AOL Europe LineInvest                                       -            774             774            -           774
    Real estate defeased properties                           846              -             846            -           846
    Other                                                     (12)           422             410            3           413
                                                         --------       --------        --------     --------      --------
Total financial net debt - US GAAP                       E  8 783       E 10 373        E 19 156     E (7 292)     E 11 864
                                                         ========       ========        ========     ========      ========

                                                    Unaudited, French GAAP Basis

                                        2